UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

California Micro Devices Corporation

(Name of Subject Company)

California Micro Devices Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

130439 10 2

(CUSIP Number of Class of Securities)

Robert V. Dickinson

President and Chief Executive Officer

California Micro Devices Corporation

490 N. McCarthy Boulevard, #100

Milpitas, CA 95035

(408) 263-3214

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Stephen M. Wurzburg, Esq.

Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street

Palo Alto, CA 94304

(650) 233-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on December 28, 2009, as amended on January 6, 2010, January 13, 2010, January 20, 2010 and January 22, 2010 (as previously filed with the SEC, collectively, the “Schedule 14D-9”) by California Micro Devices Corporation, a Delaware corporation (“California Micro Devices” or the “Company”), relating to the offer (the “Offer”) by Pac-10 Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect, wholly-owned subsidiary of ON Semiconductor Corporation, a Delaware corporation (“ON Semiconductor”), as set forth in a Tender Offer Statement filed by ON Semiconductor and Purchaser on Schedule TO, dated December 28, 2009, as amended by the Amendment No. 1 filed with the SEC on January 6, 2010, the Amendment No. 2 filed with the SEC on January 13, 2010 and the Amendment No. 3 filed with the SEC on January 20, 2010 (as previously filed with the SEC, the “Schedule TO”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of California Micro Devices, at a purchase price of $4.70 per Share, net to the holder thereof in cash, without interest, but subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 28, 2009, and in the related Letter of Transmittal, copies of which are filed with the Schedule 14D-9 as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 5 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 5 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

“(x) Expiration of the Offer.

The Offer expired at 12:00 midnight, New York City time, on Tuesday, January 26, 2010. Based upon information provided to ON Semiconductor by Computershare Trust Company, N.A., the depositary for the Offer, 21,257,315 Shares were validly tendered and not properly withdrawn immediately prior to the expiration of the Offer, representing approximately 90.53% of the Shares outstanding as of January 26, 2010. The depositary also informed ON Semiconductor that it received commitments to tender 339,156 additional Shares under the guaranteed delivery procedures for the Offer, bringing the percentage of Shares to be purchased by ON Semiconductor pursuant to the Offer to approximately 91.98% of the Shares outstanding. The number of Shares tendered pursuant to the Offer satisfies the Minimum Condition. All Shares validly tendered and not properly withdrawn (including Shares tendered to the depositary pursuant to the Offer’s guaranteed delivery procedures) have been accepted for payment and will be promptly paid in accordance with the terms and conditions of the Offer and applicable law.

In accordance with the terms of the Merger Agreement, ON Semiconductor intends to complete its acquisition of California Micro Devices pursuant to a short-form merger as soon as practicable. Upon completion of the Merger, California Micro Devices will be an indirect, wholly owned subsidiary of ON Semiconductor and all Shares then outstanding (other than (i) the Shares owned by ON Semiconductor, California Micro Devices and Purchaser and (ii) the Shares owned by stockholders of California Micro Devices who have properly demanded appraisal under the DGCL) will be converted into the right to receive the Offer Price.

On January 27, 2010, ON Semiconductor issued a press release announcing the results of the Offer, a copy of which is filed as Exhibit (a)(5)(ii) to this Schedule 14D-9 and is incorporated herein by reference.”

Item 9.	Material to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(ii)	Press Release issued by ON Semiconductor on January 27, 2010 (incorporated hereby by reference to Exhibit (a)(5)(D) to the Amendment No. 4 to Schedule TO filed by ON Semiconductor on January 27, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CALIFORNIA MICRO DEVICES CORPORATION

Date: January 27, 2010	/s/ Robert V. Dickinson
Robert V. Dickinson President and Chief Executive Officer

4